UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30823 / December 9, 2013

_____

In the Matter of   :
                                                                          :
Altegris Advisors, L.L.C.   :
                                                                          :
1200 Prospect Street, Suite 550   :
La Jolla, California 92037   :
                                                                          :
Northern Lights Fund Trust   :
                                                                          :
17605 Wright Street, Suite 2   :
Omaha, Nebraska 68130   :
                                                                          :
(812-14130)   :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE
12d1-2(a) UNDER THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT
GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

Altegris Advisors, L.L.C. and Northern Lights Fund Trust filed an application on March 7,
2013, and an amendment to the application on October 3, 2013 requesting an order under
section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an
exemption from sections 12(d)(1)(A) and (B) of the Act, under section 6(c) of the Act for
an exemption from rule 12d1-2(a) under the Act, and under sections 6(c) and 17(b) of the
Act granting an exemption from sections 17(a)(1) and (2) of the Act. The order would
permit (a) certain registered open-end management investment companies that operate as
"funds of funds" to acquire shares of certain registered open-end management investment
companies and unit investment trusts that are within and outside the same group of
investment companies as the acquiring investment companies, and (b) funds of funds
relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On November 12, 2013, a notice of the filing of the application was issued (Investment
Company Act Release No. 30779). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act, and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by Altegris Advisors, L.L.C. and Northern Lights Fund Trust (File No. 812-14130) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary